SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

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FORM 6-K
 Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of March 2006

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ELBIT SYSTEMS LTD.
 (Translation of Registrant’s Name into English)
Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
 (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated March 16, 2006.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By: /s/ Ilan Pacholder Name: Ilan Pacholder Title: Corporate Secretary

Dated: March 16, 2006

EXHIBIT INDEX

Exhibit No.	Description
1	Press Release dated March 16, 2006

EXHIBIT 1

Haifa, Israel, 16 March 2006 — Elbit Systems Ltd. (NASDAQ:ESLT) (the “Company”) announced today that, further to its announcement dated March 15, 2006, the record date with respect to the Company’s dividend declared for the fourth quarter of 2005 has changed from March 28, 2006 to March 29, 2006, as a result of the closing of the Israeli market on March 28, 2006 due to the elections scheduled in Israel on that day. The payment date for the dividend remains April 10, 2006.

Due to a change in Israeli tax rules that became effective in January 2006, the dividend will be paid net of taxes and levies at the rate of 18.5% and not 22.1% as had been advised in the Company’s announcement dated March 15, 2006.